P.E. 2/11/02

**FORM 6-K**

02012405

**SECURITIES AND EXCHANGE COMMISSION**
**450, 5th Street**
**Washington, D.C. 20549**

**REPORT OF FOREIGN PRIVATE ISSUER**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**



For the month of February, 2002.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___√___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

TD BANK FINANCIAL GROUP News GROUPE FINANCIER BANQUE TD Communiqué

## TD TO IMPLEMENT DIVIDEND REINVESTMENT PROGRAM

**Toronto, February 18, 2002** - The Toronto-Dominion Bank (TD Bank, TSE/NYSE: TD) today announced its intention to introduce a dividend reinvestment plan for TD common shareholders.

The plan will be launched later this month and no brokerage or administrative fees will be charged by TD or the plan agent, CIBC Mellon Trust Company, for participation.

Under the plan, TD may elect whether the common shares will be purchased on the open market or from treasury. TD may offer a discount of up to 5% on shares issued from treasury. At this time, TD intends to issue the shares from treasury at a 2.5% discount to the market price.

"We believe that the dividend reinvestment program will provide our shareholders with a cost effective means of acquiring additional TD common shares as an alternative to receiving cash dividends," said Chairman and Chief Executive Officer, A. Charles Baillie.

To ensure reinvestment of an April dividend, enrollment in the plan must occur prior to the anticipated record date of March 14, 2002.

Details and enrollment information will be mailed to registered shareholders shortly and will be available starting February 26, 2002 in the *Investor Information* section of TD's website (www.td.com).

*This announcement does not constitute an offer to sell any common shares of TD.*

-30-

For media inquiries: Dianne Salt
TD Bank Financial Group
(416) 308-6807

We're Here to Help Make it Easier.

Corporate & Public Affairs
TD Bank, P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
(416) 982-8578
Fax: (416) 982-6335
or (416) 982-5051

Internet web site:
http://www.tdbank.ca
Internet e-mail:
tdinfo@tdbank.ca
Please be advised that Internet transmissions are not confidential.

Affaires internes et publiques
Banque TD, C.P. 1
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
(416) 982-8578
Télécopieur : (416) 982-6335
ou (416) 982-5051

Internet – site web :
http://www.tdbank.ca
Internet – courrier électronique :
tdinfo@tdbank.ca
Veuillez noter que les transmissions par Internet ne sont pas confidentielles.

Nous sommes là pour vous faciliter la tâche.

**FORM 6-K**

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**THE TORONTO-DOMINION BANK**

DATE: February 18, 2002

By ____________________
Name: Norie C. Campbell
Title: Associate Vice President